Exhibit 99.2

Unless otherwise indicated or unless the context otherwise requires, “we,” “us,” “the company,” “our,” and “our group” refers to Nano Labs Ltd, our Cayman Islands holding company, its predecessor entity and its subsidiaries, as the context requires.

Supplemental Risk Factors

The following risk factors are provided to supplement the Company’s risk factors previously disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

We face significant risks relating to our reliance on third-party quantitative trading teams for the custody and trading of our cryptocurrencies, including risks related to market volatility and forced liquidation, trading system and API, counterparty and agency, team competency and trading system, instability of profitability, and arbitrage trading, which could materially and adversely impact our business, financial condition and results of operations.

Entrusting cryptocurrencies to third-party quantitative trading teams for custody and investment management exposes us to a number of risks that could materially and adversely affect our business, financial condition and results of operations. These risks include, but are not limited to, the following:

●	Market volatility and forced liquidation risks. Cryptocurrency markets are characterized by extreme volatility, and price fluctuations can be sudden and severe. Should third-party quantitative trading teams’ strategies involve the use of leverage or derivative instruments, adverse market movements could trigger margin calls or forced liquidations. These events could result in the loss of a substantial portion of our assets and could materially and adversely affect our financial position.

●	Trading system and API risks. Third-party quantitative trading teams’ trading operations rely heavily on external trading platforms and application programming interfaces to execute trades. System failures, network disruptions, API malfunctions, or cyberattacks on these platforms could impair our ability to execute trades, access markets, or implement trading strategies effectively. Such disruptions may lead to significant financial losses and could adversely impact our ability to achieve targeted returns.

●	Counterparty and agency risks. We entrust substantial discretionary authority over our cryptocurrency assets to third-party quantitative trading teams. These parties may fail to act in our best interests, and we may be unable to effectively monitor or control their activities. Poor judgment, operational errors, or conflicts of interest on the part of these counterparties could result in significant losses. Additionally, we may bear the financial and operational risks associated with the failure or misconduct of these third-party managers.

●	Team competency and systematic trading risks. Our investment performance is highly dependent on the skills and experience of the quantitative trading teams managing our cryptocurrency assets. There can be no assurance that these teams will successfully implement their strategies or adapt to changing market conditions. Errors in trading algorithms, flaws in model design, or unexpected market dynamics could lead to substantial underperformance. Moreover, the departure or loss of key personnel could disrupt trading operations and adversely affect performance.

●	Profitability instability risks. Quantitative trading strategies are inherently subject to market conditions and may not consistently generate positive returns. Shifts in market dynamics, technological obsolescence, or increased competition may diminish the effectiveness of trading models, resulting in unstable or declining profitability. There can be no assurance that past performance will be indicative of future results.

●	Arbitrage trading risks. Third-party quantitative trading teams executing cross-exchange arbitrage strategies may temporarily hold alternative cryptocurrencies in the custodial wallets. Network outages, software failures, or system disruptions could halt trading operations abruptly. Such events may prevent quantitative trading teams from reconverting acquired alternative cryptocurrencies back to our core strategic holdings in a timely manner. This could accumulate substantial undesired digital assets in our wallets, exposing us to impaired liquidity from holding volatile, low-market-cap alternative cryptocurrencies, and causing execution delays for subsequent trades as capital remains trapped in non-strategic positions. These circumstances may disrupt portfolio rebalancing, constrain strategic capital deployment, and materially degrade our trading flexibility and financial performance, which could materially and adversely affect our business, financial condition and results of operations.

We face significant risks relating to disruptions, forks, 51% attacks, hacks, network disruptions, or other adverse events or other compromises to the cryptocurrency blockchains, which could materially and adversely impact our business, financial condition and results of operations.

Blockchain networks are maintained by decentralized networks of participants, and as such are susceptible and vulnerable to a variety of risks, including disruptions, security breaches, and fundamental technical issues. Both networks are vulnerable to attacks by malicious actors who gain control of a significant portion of the network’s mining hash rate, a scenario commonly referred to as a 51% attack. In such an event, the attacker could double-spend transactions, reverse previously confirmed transactions, or otherwise disrupt the normal operations of the network. Successful 51% attacks have historically undermined trust in affected blockchain networks and could materially decrease the value of cryptocurrency assets.

Additionally, forks, or splits in the underlying protocol, may occur when participants fail to reach consensus on proposed upgrades or changes. Forks can lead to the creation of duplicate networks, confusion among market participants, dilution of the original network’s value, and disruption of the network’s operations. Hard forks, in particular, can materially and adversely impact the perceived stability and value of digital assets, leading to reduced demand and price declines.

Further, hacks and other security breaches targeting the core infrastructure of blockchain networks or major participants, such as exchanges and custodians, could severely impact the reputation and market confidence in these networks. Exploits of protocol-level vulnerabilities could also compromise the integrity of the cryptocurrency blockchains, resulting in a substantial loss of value.

The success and growth of cryptocurrency assets depend significantly on their continued security, stability, and scalability. Any technical failures, consensus breakdowns, governance disputes, or regulatory interventions that diminish confidence in the networks or impair their functionality could lead to a material decline in their market prices, which could materially and adversely impact our business, financial condition and results of operations. A sustained or significant decrease in the price or liquidity of cryptocurrencies, whether due to 51% attacks, forks, hacks, network disruptions, or other adverse events, could negatively impact our business, financial condition, and results of operations. Furthermore, even the perception that any of these events could occur may lead to significant market volatility and price declines, adversely affecting our business, financial condition and results of operations.

We face risks relating to the potential compromise of Bitcoin and other cryptocurrencies’ network security by emerging technologies, including artificial intelligence and quantum computing, which may materially and adversely impact our operations and financial condition.

The security and integrity of the Bitcoin and other cryptocurrencies’ network are fundamentally dependent on the robustness of its cryptographic algorithms. Bitcoin and other cryptocurrencies’ protocol relies heavily on public key cryptography and hashing algorithms to secure transactions, safeguard private keys, and prevent double-spending. Advances in emerging technologies, particularly artificial intelligence (“AI”) and quantum computing may pose significant risks to the Bitcoin and other cryptocurrencies’ network’s security and operational stability.

Quantum computing, in particular, presents a long-term threat to the cryptographic assumptions underpinning Bitcoin and other cryptocurrencies. Should quantum computing achieve sufficient maturity, it could undermine the effectiveness of the cryptographic algorithms used to secure the blockchain, such as elliptic curve digital signature algorithms (ECDSA). A sufficiently powerful quantum computer could potentially reverse-engineer private keys from public addresses or compromise the blockchain’s consensus mechanism, leading to the theft of digital assets, double-spending, and other forms of fraud. Although current quantum computing capabilities are not yet at this level, advancements in quantum technologies could materialize more rapidly than anticipated, creating significant systemic risks for the Bitcoin network.

AI may also pose indirect security risks. AI-driven cyberattacks, including advanced phishing schemes, autonomous malware, and intelligent blockchain analysis tools, could increase the sophistication and success rate of attacks targeting Bitcoin and other cryptocurrencies’ users, exchanges, custodians, and node operators. The use of AI to exploit vulnerabilities in software, mining hardware, or network protocols could threaten the stability and reliability of the Bitcoin and other cryptocurrencies’ ecosystem.

There can be no assurance that Bitcoin and other cryptocurrencies’ current cryptographic safeguards will be sufficient to protect against future technological advances. While research and development efforts are ongoing to develop quantum-resistant cryptographic protocols, the Bitcoin and other cryptocurrencies’ network may face challenges in adopting such technologies at scale, particularly given its decentralized governance structure. Any successful attack or perceived vulnerability arising from AI or quantum computing could materially and adversely affect the price, liquidity, and adoption of Bitcoin and other cryptocurrencies and could negatively impact our business, financial condition and results of operations.

Market manipulation activities within the cryptocurrency market may materially disrupt market integrity, reduce liquidity, and cause significant price volatility, adversely impacting our trading operations, revenue generation, and business, financial condition and results of operations.

The cryptocurrency market has historically been subject to a high risk of market manipulation. Unlike traditional securities and commodities markets, many cryptocurrency trading platforms operate without consistent oversight or comprehensive regulatory frameworks, particularly those located outside the United States. As a result, these markets are more vulnerable to manipulative practices such as spoofing, wash trading, front-running, and pump-and-dump schemes. Such activities can distort price discovery, create artificial trading volumes, and contribute to extreme volatility.

Furthermore, cryptocurrency markets lack the transparency and market surveillance mechanisms that are typical of regulated exchanges. Certain market participants may possess significant concentrations of digital assets (commonly referred to as “whales”), enabling them to influence market prices through large transactions. The presence of unregulated trading venues, opaque order books, and limited enforcement against manipulative behavior heightens the risk of market distortions. These factors could materially and adversely affect the liquidity, price stability, and integrity of cryptocurrency markets, thereby negatively impacting the value of our digital asset holdings and our business, financial condition and results of operations.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with bad actors that have used cryptocurrencies to launder money.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with counterparties. While we expect our third party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in cryptocurrencies with bad actors that have used cryptocurrencies to launder money, we may be subject to regulatory proceedings and any further transactions or dealings in cryptocurrencies by us may be restricted or prohibited, which could materially and adversely affect our business, financial condition and results of operations.

We face significant risks relating to the ongoing evolution of our business model and inherent future uncertainties, which could materially impair our ability to execute our strategy, achieve profitability, and adversely affect our business, financial condition and results of operations.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, financial condition and results of operations.

We face significant risks relating to income concentration in limited blockchain partners and associated disclosure deficiencies which may trigger regulatory actions or litigation.

Our business model has evolved to include blockchain-related services, and a portion of our future income may become dependent on relationships with a limited number of counterparties or service partners. If our blockchain or cryptocurrency-related services rely heavily on contracts with a small number of key partners, the termination, modification, or non-renewal of any such agreements could materially and adversely affect our revenue, financial condition, and operating results. Dependence on a limited number of partners could also reduce the stability and diversity of our income streams, increasing our exposure to fluctuations in partner demand and market conditions.

Failure to adequately disclose the concentration of our cryptocurrency holdings and transactions, or the degree to which it may rely on specific counterparties, could expose us to regulatory scrutiny or investor claims. If regulators or investors were to allege that our prior disclosures mischaracterized the stability or diversification of our income base, or failed to disclose key dependencies, we could face investigations, enforcement actions, or securities litigation. Any such proceedings could result in significant legal expenses, management distraction, reputational damage, and potential financial penalties, any of which could materially and adversely impact our business, financial condition and results of operations.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in crypto-related activities.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. To the extent that such events may happen to us, and we are unable to secure alternative services, they could have a material adverse effect on our business, financial condition and results of operations and potentially the value of any Bitcoin or other cryptocurrencies we acquire or hold for our own account.

Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, including Bitcoin. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that a network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. There is, however, no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective.

If adoption of cryptocurrencies, including Bitcoin, as a means of payment does not occur on the schedule or scale we anticipate, the demand for cryptocurrencies, including Bitcoin, may stagnate or decrease, which could adversely affect future cryptocurrencies, including Bitcoin, prices, and our results of operations and financial condition, which could have a material adverse effect on the market price for our securities.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

Bitcoin and other digital assets, such as BNB and Solana, are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin. For example, within the past several years: President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries; the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like Bitcoin; in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency; in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency; in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets”; in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and Bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of Bitcoin, as well as our ability to hold or transact in Bitcoin, and in turn adversely affect the market price of our listed securities.

Moreover, the risks of engaging in a cryptocurrency strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin, institutional demand for Bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to Bitcoin. Even if growth in Bitcoin adoption occurs in the near or medium-term, there is no assurance that Bitcoin usage will continue to grow over the long-term.

Because Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of Bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced and damage to the public perception of Bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for Bitcoin-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of Bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Bitcoin and other digital assets.

Due to the unregulated nature and lack of transparency surrounding the operations of many trading venues Bitcoin and other cryptocurrencies we hold, these trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in such trading venues and adversely affect the value of Bitcoin or other cryptocurrencies we hold.

The trading venues or other cryptocurrencies we hold are relatively new and, in many cases, unregulated. Furthermore, there are many such trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in these trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading and/or are subject to regulatory oversight, in the event one or more such trading venues cease or pause for a prolonged period the trading of Bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023 complaint against Binance Holdings Ltd. that Binance committed strategic and targeted “wash trading” through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the Bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the Bitcoin market than is commonly understood. Any actual or perceived wash trading in the Bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our Bitcoin. Negative perception, a lack of stability in the broader Bitcoin markets and the closure, temporary shutdown or operational disruption of Bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the Bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Bitcoin and the broader Bitcoin ecosystem and greater volatility in the price of Bitcoin. As the price of our listed securities could be affected by the value of our cryptocurrencies holdings, the failure of a major participant in the ecosystem of Bitcoin or other cryptocurrencies we hold could have a material adverse effect on the market price of our listed securities.

We are exposed to risks related to the custody, transaction and issuance of stablecoins, which could materially and adversely affect our business, financial condition and results of operations.

As part of our exploration of blockchain infrastructure and digital asset technologies, we may hold, transact in or issue stablecoins or provide services that involve stablecoin transactions in the future. Stablecoins are crypto assets designed to minimize price volatility by pegging their value to an underlying asset, such as fiat currencies or commodities, or through algorithmic stabilization mechanisms. Although designed to maintain stable value, stablecoins are subject to a number of risks, including the adequacy of their underlying reserves, the operational integrity of the issuers, and market trust in the stability of the pegged asset.

If stablecoins that we hold, use or issue experience a loss of peg, suffer from liquidity constraints, or become subject to regulatory restrictions, our business operations, financial condition, and results of operations could be materially and adversely affected. Furthermore, if stablecoin-related markets experience broader disruptions, it could impact the demand for blockchain infrastructure services, which could indirectly affect our growth prospects and financial performance.

In addition, the regulatory environment surrounding stablecoins is evolving rapidly. Regulatory bodies in the United States and other jurisdictions have signaled increased scrutiny of fiat-backed and algorithmic stablecoins, and future legislative or regulatory developments could impose additional requirements or restrictions on stablecoin issuance, transfer, redemption, or custody. Any adverse regulatory changes or loss of market confidence in stablecoins could negatively impact the liquidity, usability, and value of stablecoins that we may hold or interact with in the future.

As a relatively new innovation, stablecoins are particularly susceptible to operational challenges and risks, including due to surges in demand.

The relative novelty of stablecoins may pose operational challenges and risks. In particular, some blockchains that support stablecoins have limited operating histories, have not been validated in production, have vulnerabilities that could be abused by malicious users, and are still in the process of developing and making significant decisions that will affect their respective underlying blockchains. Those features could lead to novel operational risks related to the settlement and validation of transactions, which could result in fraudulent misuse of such blockchains or otherwise adversely affect the stablecoins whose protocols are built on top of such blockchains. Failures in one or more public blockchains could result in sustained periods where end-users cannot access or transfer their stablecoins, which could result in stablecoins losing their reputation as a safe and reliable payment technology.

Moreover, the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or otherwise stymie such network’s utility and ability to respond to challenges and grow.

The acceptance of stablecoins could be negatively impacted by the disruptions in secondary marketplace, which could negatively affect our business, financial condition and results of operations.

The various markets for stablecoins have varying degrees of liquidity. There is no assurance that there will continue to be an active and liquid secondary market for any market participant to buy or sell stablecoins. All end-users can purchase, sell, or exchange stablecoins in the secondary markets. However, significant disruptions at secondary marketplaces caused by technical, operational, security, legal, or regulatory issues could result in limited access to markets to obtain stablecoins, cause temporary market pricing dislocations, which could have a material adverse effect on the acceptance and use of stablecoins.

Cryptocurrency price volatility may materially depress asset valuations, necessitating substantial cash reserves or liquidity buffers to maintain operational resilience. These risks are compounded by the lack of comprehensive regulation governing cryptocurrency trading platforms, which face material exposure to fraud, market manipulation, security breaches, and operational failures that could materially and adversely affect the value of our small-cap cryptocurrency holdings.

We may invest in even more cryptocurrencies in the future, which could materially and adversely affected our business, financial condition and results of operations, primarily due to its inherent price volatility and the impact of accounting standards. Small-cap cryptocurrencies, such as BNB and Solana, are highly susceptible to sharp price swings, which can significantly impact our financial statements, especially under mark-to-market accounting. To mitigate these risks, companies holding significant amounts of small-cap cryptocurrencies must maintain substantial capital reserves to absorb potential declines in asset value without compromising their overall financial health. This heightened need for liquidity reflects the increased risk associated with holding small-cap cryptocurrencies and underscores the importance of robust risk management strategies when navigating the uncertainties of the digital asset market.

Digital asset trading platforms handling small-cap cryptocurrencies are relatively new and often operate without the oversight typical of regulated securities or commodities markets. Many platforms, particularly those based outside the United States, are subject to limited or inconsistent regulatory standards and often do not provide transparent information about their ownership, management, or compliance practices. This lack of oversight increases the risk of fraudulent activities such as artificial trading volume, wash trading, and market manipulation—issues that have been documented in unregulated Bitcoin markets and could similarly affect small-cap cryptocurrency trading. Reports have indicated that a significant portion of trading volume on unregulated digital asset trading platforms may be artificially inflated or non-economic in nature. For example, a 2019 report claimed that 80.95% of Bitcoin trading volume on certain platforms was false or based on manipulative practices such as wash trading. While these findings primarily focused on Bitcoin, similar concerns may apply to small-cap cryptocurrency markets. Such manipulative behavior can distort market prices and lead to unexpected losses for investors. As a result, reduced market confidence in these platforms could negatively impact the liquidity and value of small-cap cryptocurrencies. We may hold substantial amounts of small-cap cryptocurrencies and must be vigilant about these risks, as trading activity that is not reflective of genuine market interest can lead to volatility and potential losses.

The operational integrity of digital asset trading platforms is another critical risk factor. Many of these platforms may lack robust security measures, making them vulnerable to hacking, fraud, and other operational problems. As we may hold large quantities of small-cap cryptocurrencies, we must consider the risk of security breaches, which could materially and adversely affect our business, financial condition and results of operations.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin or other cryptocurrencies we hold and adversely affect our business

The emergence or growth of digital assets other than Bitcoin or other cryptocurrencies we hold may have a material adverse effect on our financial condition. As of December 31, 2024, Bitcoin was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to Bitcoin.

Other alternative digital assets that compete with Bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to Bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of December 31, 2024, two of the eight largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of Bitcoin or other cryptocurrencies we hold to decrease, which could have a material adverse effect on our business, financial condition and results of operations.

Our cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents

Historically, the Bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Bitcoin or other cryptocurrency at favorable prices or at all. As a result, our cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered cryptocurrencies or otherwise generate funds using our cryptocurrency holdings, including in particular during times of market instability or when the price of such cryptocurrencies has declined significantly. If we are unable to sell our Bitcoin or other cryptocurrencies, enter into additional capital raising transactions, including capital raising transactions using Bitcoin as collateral, or otherwise generate funds using our cryptocurrency holdings, or if we are forced to sell our Bitcoin or other cryptocurrencies at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our policies or our cryptocurrency strategy, our use of leverage, the manner in which our Bitcoin or other cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our cryptocurrency holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding Bitcoin or other cryptocurrencies.

While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the U.S. federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our cryptocurrency strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business. In addition, if Bitcoin is determined to constitute a security for purposes of the U.S. federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of our listed securities.

Our custodially-held Bitcoin or other cryptocurrencies may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our custodially-held Bitcoin or other cryptocurrencies are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin or other cryptocurrencies and this may ultimately result in the loss of the value related to some or all of such assets. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry , the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, and the filing and subsequent settlement of a civil fraud lawsuit have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our Bitcoin, nor have such events adversely impacted our access to our Bitcoin or other cryptocurrencies, they have, in the short-term, likely negatively impacted the adoption rate and use of Bitcoin or other cryptocurrencies. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin or other cryptocurrencies, limit the availability to us of financing collateralized by such assets, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Bitcoin. Even if we are able to prevent our Bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Bitcoin or other cryptocurrencies held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our listed securities.

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